HSBC

STRUCTURED INVESTMENTS

December 2017
Pricing Supplement
Registration Statement No. 333-202524
Dated December 28, 2017
Filed Pursuant to Rule 424(b)(2)

$9,508,600 PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018

Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

The PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. All references to the "Reference Asset" in the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement and prospectus supplement shall refer to the "Basket" herein. At maturity, if the value of the basket has appreciated from the initial basket value, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket has depreciated, the investor will lose 1% for every 1% decline in the value of the basket. The PLUS are for investors who seek a return linked to the six basket components and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the basket. **Investors may lose up to 100% of the stated principal amount of the PLUS. All payments on the PLUS are subject to the credit risk of HSBC.**

FINAL TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	July 3, 2018, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement.
Basket:	The basket is composed of three equity indices and three exchange-traded funds (each, a "basket component") weighted as set forth in the table below.

Basket components	Bloomberg symbols	Component weightings	Initial component values*
S&P MidCap 400® Index ("MID")	MID	25%	1,911.28
EURO STOXX 50® Index ("SX5E")	SX5E	15%	3,524.31
EURO STOXX® Banks Index ("SX7E")	SX7E	15%	131.27
Market Vectors® Gold Miners ETF ("GDX")	GDX	15%	$23.20
iShares U.S. Telecommunications ETF ("IYZ")	IYZ	15%	$29.67
SPDR® S&P® Oil & Gas Exploration & Production ETF ("XOP")	XOP	15%	$37.62

* The initial component value for each basket component was the official closing value of the relevant basket component on the pricing date.

Aggregate principal amount:	$9,508,600
Payment at maturity:	For each $10 stated principal amount security you hold at maturity: ▪ If the final basket value is **greater than** the initial basket value: $10 + the leveraged upside payment, subject to the maximum payment at maturity ▪ If the final basket value is **less than** the initial basket value: ($10 × the basket return) **Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will result in a loss of up to 100% of your investment. All payments on the PLUS are subject to the credit risk of HSBC.**
Leveraged upside payment:	$10 x leverage factor x basket return
Leverage factor:	200%
Initial basket value:	100
Final basket value:	100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]
Initial component value:	The official closing value of the relevant basket component on the pricing date
Final component value:	The official closing value of the relevant basket component on the valuation date
Basket component return:	With respect to each basket component, (final component value – initial component value) / initial component value
Official closing value:	With respect to the MID, the SX5E and the SX7E (each, an "Index" and together, the "Indices"), the closing level of the relevant Index; with respect to the GDX, the IYZ and the XOP (each, an "ETF" and together, the "ETFs"), the closing price of one share of the ETF, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement
Valuation date:	June 28, 2018, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement
Basket return:	(final basket value – initial basket value) / initial basket value
Maximum payment at maturity:	$10.63 per PLUS (106.30% of the stated principal amount).
Principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	December 28, 2017
Original issue date:	January 3, 2018 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the PLUS is less than the price you pay to purchase the PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market, if any, at any time. See "Risk Factors — The estimated initial value of the PLUS, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the PLUS in the secondary market, if any."
CUSIP:	40435J695
ISIN:	US40435J6955
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per PLUS	$10.00	0.125^{(1)}$ 0.05^{(2)}$	$9.825
Total	$9,508,600.00	$118,857.50 $47,543.00	$9,342,199.50

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.225 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.125 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each PLUS.

The estimated initial value of the PLUS on the pricing date is $9.74 per PLUS, which is less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement, page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the PLUS, or determined that this pricing supplement or the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
The ETF Underlying Supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
The prospectus supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
The prospectus dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC

PLUS Based on a Basket of Three Equity Indices and Three Exchange Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Investment Summary

Performance Leveraged Upside Securities
Principal at Risk Securities

The PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018 (the "PLUS") can be used:

- As an alternative to direct exposure to the basket that enhances returns for a certain range of positive performance of the basket, subject to the maximum payment at maturity

- To enhance positive returns and potentially outperform the basket in a moderately bullish scenario

- To achieve similar levels of upside exposure to the basket as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	Approximately 6 months
Leverage factor:	200%
Maximum payment at maturity:	$10.63 per PLUS (106.30% of the stated principal amount)
Coupon:	None

Key Investment Rationale

The PLUS offer 200% leveraged upside on the positive performance of the basket, subject to a maximum payment at maturity of $10.63 per PLUS (106.30% of the stated principal amount). However, if the value of the basket has declined from the initial basket value as of the valuation date, investors will lose 1% for every 1% decrease in the value of the basket. **Investors may lose up to 100% of the stated principal amount of the PLUS.** All payments on the PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Upside Scenario	The value of the basket appreciates from the initial basket value and, at maturity for each PLUS, we will pay the stated principal amount of $10 plus 200% of the basket return subject to a maximum payment at maturity of $10.63 per PLUS (106.30% of the stated principal amount).
Par Scenario	The value of the basket does not change, and at maturity for each PLUS, we will pay the stated principal amount of $10.
Downside Scenario	The value of the basket depreciates from the initial basket value, and, at maturity for each PLUS, we will pay less than the stated principal amount by an amount that is proportionate to the decline.

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

How the PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	200%
Maximum payment at maturity:	$10.63 per PLUS (106.30% of the stated principal amount).
Minimum payment at maturity:	None. You may lose your entire initial investment in the PLUS

PLUS Payoff Diagram



How it works

- Upside Scenario: If the final basket value is greater than the initial basket value, investors would receive the $10 stated principal amount plus 200% of the appreciation of the basket over the term of the PLUS, subject to a hypothetical maximum payment at maturity of $10.63 per PLUS. Under the terms of the PLUS, an investor would realize the maximum payment at maturity at a final basket value of 103.15% of the initial basket value.
  - For example, if the value of the basket appreciates 2%, investors would receive a 4.00% return, or $10.40 per PLUS.
  - For example, if the value of the basket appreciates 50%, investors would receive only the maximum payment at maturity of $10.63 per PLUS, or 106.30% of the stated principal amount.
- Par Scenario: If the value of the basket is equal to the initial basket value, investors would receive the stated principal amount of $10 per PLUS.
- Downside Scenario: If the value of the basket is less than the initial basket value, the payment at maturity would be less than the stated principal amount of $10 by an amount that is proportionate to the decrease in the value of the basket.
  - For example, if the basket depreciates 30%, investors would lose 30% of their principal and receive only $7 per PLUS at maturity, or 70% of the stated principal amount.

HSBC

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Investor Suitability

The PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the basket and you believe the value of the underlying basket will increase over the term of the PLUS.

- You are willing to invest in the PLUS based on the maximum payment at maturity of 106.30% of the stated principal amount, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the value of the basket decreases over the term of the PLUS.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in or held by the basket components.

- You are willing to accept the risk and return profile of the PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the PLUS to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the PLUS.

The PLUS may not be suitable for you if:

- You believe the value of the basket will decrease, or that it will not increase sufficiently to provide you with your desired return.

- You are unwilling to invest in the PLUS based on the maximum payment at maturity of 106.30% of the stated principal amount, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the value of the basket decreases over the term of the PLUS.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid to holder of the stocks included in or held by the basket components.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the PLUS to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the PLUS.

Risk Factors

We urge you to read the section "Risk Factors" on page S-2 of the accompanying Equity Index Underlying Supplement, page S-2 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the PLUS is not equivalent to investing directly in the any of the stocks included in or held by the basket components. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the PLUS described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement;

"— General risks related to indices" in the Equity Index Underlying Supplement; and

"— General risks related to index funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **PLUS do not pay interest.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest, or guarantee payment of the principal amount at maturity. If the value of the basket depreciates from the initial basket value, you will receive for each PLUS that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the value of the basket, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the PLUS.**

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of $10.63 per PLUS (106.30% of the stated principal amount). Although the leverage factor provides 200% exposure to any amount by which the final basket value is greater than the initial basket value, because the payment at maturity will be limited to 106.30% of the stated principal amount for the PLUS, any increase in the final basket value over the initial basket value by more than 3.15% of the initial basket value will not further increase the return on the PLUS.

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the basket components and the securities comprising the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

- **Investing in the PLUS is not equivalent to investing in the securities represented or held by the basket components.** Investing in the PLUS is not equivalent to investing in the securities represented or held by any basket component. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities represented or held by any basket component.

- **Each ETF basket component and its underlying index are different.** The performance of each ETF **basket component** may not exactly replicate the performance of its underlying index, because each ETF basket component will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of an ETF basket component may not fully replicate

or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in that ETF basket component or due to other circumstances.

- **An investment in the PLUS is subject to management risk.** Each ETF basket component is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, each ETF basket component, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicates its underlying index. Therefore, unless a specific security is removed from its underlying index, the applicable ETF basket component generally would not sell a security because the security's issuer was in financial trouble. In addition, each ETF basket component is subject to the risk that the investment strategy of its investment advisor may not produce the intended results.

- **The performance and market value of an ETF basket component during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the ETF basket component.** During periods of market volatility, securities underlying the ETF basket component may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the ETF basket component and the liquidity of the ETF basket component may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the ETF basket component. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the ETF basket component. As a result, under these circumstances, the market value of shares of the ETF basket component may vary substantially from the net asset value per share of the ETF basket component. For all of the foregoing reasons, the performance of the ETF basket components may not correlate with the performance of the respective underlying index as well as the net asset value per share of the ETF basket component, which could materially and adversely affect the value of the PLUS in the secondary market and/or reduce your payment at maturity, if any.

- **Mid-Capitalization Risk.** The MID tracks companies that are considered mid-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the MID may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small- and mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small- and mid-capitalization companies may be thinly traded, making it difficult for the MID to track them. In addition, mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **Risks Associated with non-U.S. companies.** The values of the SX5E, the SX7E and the GDX include equity securities issued by non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the PLUS. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and

social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset Components and, as a result, the value of the PLUS.

- **The PLUS are subject to exchange rate risk.** Because securities held by the SX5E, the SX7E and the GDX are traded in currencies other than U.S. dollars, and the PLUS are denominated in U.S. dollars, the amount payable on the PLUS at maturity may be exposed to fluctuations in the exchange rate between the U.S. dollar and each of the currencies in which those securities are denominated. These changes in exchange rates may reflect changes in various non-U.S. economies that in turn may affect the payment on the PLUS at maturity. An investor's net exposure will depend on the extent to which the currencies in which the relevant securities are denominated either strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against the currencies in which the relevant securities are denominated, the value of those securities may be adversely affected and the price or level of these basket components may be adversely affected as well. In turn, the payment at maturity may be adversely affected.

- **An investment in the Trigger PLUS is subject to risks associated with the oil and gas exploration and production and the telecommunications sectors.** All of the stocks held by the XOP are issued by companies in the oil and gas exploration and production sector and all of the stocks held by the IYZ are issued by companies in the telecommunications sector. As a result, the stocks that will determine the performance of each of the XOP and the IYZ are concentrated in one sector. Although an investment in the PLUS will not give holders any ownership or other direct interests in the stocks held by the XOP and the ITZ, the return on the Trigger PLUS will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production and telecommunications sectors.

  In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the index fund develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the IYZ, the value of the basket, and the value of the PLUS.

- **The holdings of the GDX are concentrated in the gold and silver mining industries.** All or substantially all of the equity securities held by the GDX are issued by gold or silver mining companies. An investment in the PLUS will be exposed to the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on

occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

- **Relationship to gold and silver bullion.** The GDX invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the PLUS.

- **Risks associated with emerging markets.** An investment in the PLUS, due to the GDX basket component, will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **Adjustments to the basket components could adversely affect the value of the PLUS.** The sponsors of the relevant Indices (the "index sponsors") and the investment advisors of the ETF basket components (the "investment advisors") may add, delete or substitute the stocks represented or held by the basket components, or make other methodological changes. Further, the index sponsors and the investment advisors may discontinue or suspend calculation or publication of the applicable Indices or discontinue or suspend maintenance of the applicable **ETF basket components** at any time. Any of these actions could affect the value of and the return on the PLUS.

- **The estimated initial value of the PLUS, which was determined by us on the pricing date, is less than the price to public and may differ from the market value of the PLUS in the secondary market, if any.** The estimated initial value of the PLUS was calculated by us on the pricing date and is less than the price to public. The estimated initial value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the PLUS to be more favorable to you. We determined the value of the embedded derivatives in the PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market (if any exists) at any time.

- **The price of your PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the PLUS and the costs associated with structuring and hedging our obligations under the PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your PLUS in the secondary market, if any, the price you would receive for your PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the PLUS to maturity. Any sale of the PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 6 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to

effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the PLUS and other costs in connection with the PLUS that we will no longer expect to incur over the term of the PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the PLUS and any agreement we may have with the distributors of the PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation date.** The final basket value will be based on the value of the basket on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the PLUS may be higher than the final basket value, the payment at maturity will be based solely on the final basket value on the valuation date.

- **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates determined the initial basket value and will determine the final basket value, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor basket component or the calculation of the final basket value in the event of a discontinuance of a basket component. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent has made and will continue to make all determinations and will take all action in relation to the PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial basket value, that might affect the value of your PLUS. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "— Market Disruption Event" in the Equity Index Underlying Supplement and "Additional Terms of the Notes— Index Fund Alteration Event" and "—Market Disruption Event" in the ETF Underlying Supplement.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates and/or third-party dealers have carried out and will continue to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the basket components or the securities comprising the basket components), including trading in the securities comprising the basket components as well as in other instruments related to the basket. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the basket on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial basket value and, therefore, could have increased the value at which the basket must close so that an investor does not suffer a loss on the investor's initial investment in the PLUS. Additionally, hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured or

guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the PLUS.

- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Information About the Basket Components

While actual historical information on the basket will not exist before the pricing date, the first graph below sets forth the hypothetical daily performance of the basket from January 2, 2008 through December 28, 2017. The graph is based upon actual daily official closing values of the basket components, hypothetical component weightings as described in "Summary Terms—Basket" on the cover page, and a hypothetical basket value of 100 as of January 2, 2008.

The other graphs below set forth the daily official closing values of the basket components for the period from January 2, 2008 through December 28, 2017. The tables below each graph set forth the published high and low official closing values, as well as the end-of-quarter official closing values, of the basket components for each quarter in the same period.

We obtained the information below from Bloomberg Financial Markets, without independent verification.

You should not take the hypothetical values of the basket or the historical values of the basket components as an indication of future performance, and no assurance can be given as to the value of any of the basket or the basket components on the valuation date.



S&P MidCap 400® Index

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the MID is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.

The top 5 industry groups by market capitalization as of November 30, 2017 were: Information Technology, Financials, Industrials, Consumer Discretionary and Real Estate.

For more information about the MID, see "The S&P MidCap 400® Index" on page S-52 of the accompanying Equity Index Underlying Supplement.

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	MID		
Current Share Closing Price:	1,662.51	**52 Week High (on 12/26/2017):**	1,905.73
52 Weeks Ago:	1,670.74	**52 Week Low (on 11/27/2017):**	1,856.11

- The following graph sets forth the historical performance of the MID based on the daily historical official closing level from January 1, 2008 through December 28, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the MID should not be taken as an indication of future performance, and no assurance can be given as to the level of the MID on the valuation date.

Historical Performance of the MID – Daily Official Closing Levels
January 1, 2008 to December 28, 2017



PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

EURO STOXX 50® Index

The EURO STOXX 50® is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 11 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	SX5E		
Current Share Closing Price:	3,524.31	**52 Week High (on 11/01/2017):**	3,697.40
52 Weeks Ago:	3,278.72	**52 Week Low (on 12/28/2017):**	3,524.31

The following graph sets forth the historical performance of the SX5E based on the daily historical official closing level from January 1, 2008 through December 28, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the level of the SX5E on the valuation date.



**Historical Performance of the SX5E – Daily Official Closing Levels
January 1, 2008 to December 28, 2017**

The Euro Stoxx® Banks Index

The Euro Stoxx® Banks Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the SX7E began on June 15, 1998, based on an initial index value of 100 at December 31, 1991. The SX7E is reported daily on the Bloomberg Professional® service under the symbol "SX7E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

Index Composition and Maintenance

The SX7E is one of the 19 EURO STOXX® Supersector indices that compose the STOXX® Europe 600 Index. The STOXX® Europe 600 Index contains the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; and utilities. The SX7E includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions. The SX7E currently includes 30 stocks.

The SX7E is weighted by free float market capitalization. Each component's weight is capped at 30% of the SX7E's total free float market capitalization. Free float weights are reviewed quarterly. As of September 29, 2017, the top 10 companies included in the SX7E were as follows:

COMPANY	WEIGHT (%)
BCO SANTANDER	16.38
BNP PARIBAS	13.59
ING GRP	10.48
BCO BILBAO VIZCAYA ARGENTARIA	8.71
INTESA SANPAOLO	7.45
GRP SOCIETE GENERALE	6.92
UNICREDIT	6.58
DEUTSCHE BANK	4.71
CREDIT AGRICOLE	3.29
KBC GRP	3.24

The composition of each of the EURO STOXX® Supersector indices is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review. The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day. All index components will be adjusted for corporate actions.

Index Calculation

The SX7E is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the SX7E}}{\text{divisor of the SX7E}}$$

The "free float market capitalization of the SX7E" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the SX7E is being calculated. The SX7E is also subject to a divisor, which is adjusted to maintain the continuity of SX7E values despite changes due to corporate actions.

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	SX7E		
Current Share Closing Price:	131.27	**52 Week High (on 8/8/2017):**	139.91
52 Weeks Ago:	118.19	**52 Week Low (on 11/21/2017):**	129.98

The following graph sets forth the historical performance of the SX7E based on the daily historical official closing level from January 1, 2008 through December 28, 2017. We obtained the official closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the SX7E should not be taken as an indication of future performance, and no assurance can be given as to the level of the SX7E on the valuation date.

Historical Performance of the SX7E – Daily Official Closing Levels
January 2, 2008 to December 28, 2017



Market Vectors® Gold Miners ETF

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the GDX, see "The Market Vectors® Gold Miners ETF" beginning on page S-29 of the accompanying ETF Underlying Supplement.

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	GDX		
Current Share Closing Price:	$23.20	**52 Week High (on 2/8/2017):**	$25.57
52 Weeks Ago:	$20.24	**52 Week Low (on 7/3/2017):**	$21.21

The following graph sets forth the historical performance of the GDX based on the daily historical official closing prices from January 2, 2008 through December 28, 2017. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the price of the GDX on the valuation date.

Historical Performance of the GDX – Daily Official Closing Prices
January 2, 2008 to December 28, 2017



PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

SPDR® S&P® Oil & Gas Exploration & Production ETF

The SPDR® S&P® Oil & Gas Exploration & Production ETF (the "XOP") is an investment portfolio maintained and managed by SSgA Funds Management, Inc. ("SSFM"). The XOP trades on the NYSE Arca under the ticker symbol "XOP." The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the "SPSIOP"). The SPSIOP represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of December 1, 2017, there were 64 oil and gas exploration and production sector companies included in the XOP. As of December 1, 2017, no single company represented more than 2.91% of the XOP's holdings. The returns of the XOP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The XOP utilizes a "replication" investment approach in attempting to track the performance of the SPSIOP. The XOP typically invests in substantially all of the securities which comprise the SPSIOP in approximately the same proportions as the SPSIOP. XOP will normally invest at least 80% of its total assets in common stocks that comprise the SPSIOP.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The S&P® Oil & Gas Exploration & Production Select Industry® Index

We have derived all information contained in this document regarding the SPSIOP, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SSFM.

The SPSIOP is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the SPSIOP is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the SPSIOP, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

> 1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

> 2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the SPSIOP. The total number of companies in the SPSIOP should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the SPSIOP as of each rebalancing effective date.

Eligibility factors include:

> Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the SPSIOP. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the SPSIOP at each rebalancing.

> Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the SPSIOP rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the SPSIOP. Stocks having a float-adjusted market capitalization between US$400 and US$500

HSBC

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

million must have a liquidity ratio greater than 150% to be eligible for addition to the SPSIOP. Existing index constituents must have a liquidity ratio greater than 50% to remain in the SPSIOP at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the SPSIOP. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the SPSIOP.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the SPSIOP, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the SPSIOP will not be deleted unless ongoing conditions warrant a change in the composition of the SPSIOP.

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	XOP		
Current Share Closing Price:	$37.62	**52 Week High (on 1/04/2017):**	$42.21
52 Weeks Ago:	$41.94	**52 Week Low (on 08/21/2017):**	$29.09

The following graph sets forth the historical performance of the XOP based on the daily historical official closing prices from January 2, 2008 through December 28, 2017. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the XOP should not be taken as an indication of future performance, and no assurance can be given as to the price of the XOP on the valuation date.

Historical Performance of the XOP – Daily Official Closing Prices
January 2, 2008 to December 28, 2017



PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

iShares U.S. Telecommunications ETF

The iShares U.S. Telecommunications ETF (the "IYZ") is an investment portfolio maintained and managed by Blackrock Fund Advisors. ("BFA"). The XOP trades on the NYSE Arca under the ticker symbol "IYZ."

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1100663 through the SEC's website at http://www.sec.gov. Additional information about IYZ may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The IYZ is one of the investment portfolios that constitute the iShares Trust. The IYZ seeks investment results that correspond generally to the price and yield performance, before fees and expenses of the Dow Jones U.S. Select Telecommunications Index (the "target index"), which measures the performance of the telecommunications sector of the U.S. equity market. The IYZ will generally invest at least 90% of its assets in the securities of the target index and depositary receipts representing securities of the target index. The IYZ also may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the target index, but which BFA believes will help the IYZ track the target index. The returns of the IYZ may be affected by certain management fees and other expenses, which are detailed in its prospectus.

BFA uses a representative sampling strategy to manage the IYZ. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the target index that collectively has an investment profile similar to the target index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the target index. The IYZ may or may not hold all of the securities that are included in the target index.

The target index measures the performance of large-, mid- or small-capitalization companies in the telecommunications sector of the U.S. equity market. The target index is sponsored by S&P Dow Jones Indices LLC (the "Index Provider"), which is independent of the IYZ and BFA. The Index Provider determines the composition and relative weightings of the securities in the target index and publishes information regarding the market value of the target index.

Historical Information

Information as of market close on December 28, 2017:

Bloomberg Ticker Symbol:	IYZ		
Current Share Closing Price:	$29.67	**52 Week High (on 1/4/2017):**	$36.54
52 Weeks Ago:	$34.69	**52 Week Low (on 11/14/2017):**	$27.56

The following graph sets forth the historical performance of the IYZ based on the daily historical official closing prices from January 2, 2008 through December 28, 2017. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the IYZ should not be taken as an indication of future performance, and no assurance can be given as to the price of the IYZ on the valuation date.

**Historical Performance of the IYZ – Daily Official Closing Prices
January 2, 2008 to December 28, 2017**



HSBC

PLUS Based on a Basket of Three Equity Indices and Three Exchange-Traded Funds due July 3, 2018
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Additional Information About the PLUS

Please read this information in conjunction with the final terms on the front cover of this document.

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	40435J695
ISIN:	US40435J6955
Minimum ticketing size:	$1,000 / 100 PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each PLUS, and therefore significant aspects of the tax treatment of each PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each PLUS. Under one approach, each PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each PLUS consistent with this approach. Pursuant to the terms of each PLUS, you agree to treat each PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to each PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss.
	Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the GDX, IYZ, and XOP). Under the "constructive ownership" rules, if an investment in the PLUS is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the PLUS will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the PLUS (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the PLUS). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.
	Although the matter is not clear, there exists a risk that an investment in the PLUS will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the PLUS will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the PLUS will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the PLUS over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the underlying shares at fair market value on the original issue date of the PLUS for an amount equal to the "issue price" of the PLUS and, upon the date of sale, exchange or maturity of the PLUS, sold such underlying shares at fair market value (which would reflect the percentage increase in the value of the underlying shares over the term of the PLUS). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the PLUS after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.
	In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a

PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, a basket component, as the case may be, would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, a basket component, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the PLUS is not a "delta-one" instrument, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the PLUS. However, it is possible that the PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the basket or the PLUS, and following such occurrence the PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the basket or the PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of a PLUS will only apply to dispositions after December 31, 2018.

For a further discussion of U.S. federal income tax consequences related to each PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of $0.175 per $10 stated principal amount and will pay to Morgan Stanley Wealth Management a fixed sales commission of $0.125 for each PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each PLUS.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the PLUS, but is under no obligation to make a market in the PLUS and may discontinue any market-making activities at any time without notice.
	Delivery of the PLUS will be made against payment for the PLUS on the original issue date set forth on the cover page of this document, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.
Events of default and	If the PLUS have become immediately due and payable following an event of default (as defined in the

acceleration:	accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this pricing supplement. In such a case, the third scheduled trading day for the basket components immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final basket value. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This pricing supplement relates to an offering of the PLUS linked to the underlying index. The purchaser of a PLUS will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of PLUS relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the PLUS. HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049. You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-2 of the accompanying Equity Index Underlying Supplement, page S-2 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. You may access these documents on the SEC web site at www.sec.gov as follows: The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm
Validity of the PLUS:	In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the PLUS pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the PLUS offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

This document provides a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.